September 30, 2005
Via Electronic Submission and Overnight Courier

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:      Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Request for Extension of Response Time to Mr. Rosenberg’s September 22, 2005 Comment Letter on Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 and Form 10-Q for the Quarterly Period Ended June 30, 2005: File No. 001-14131

Dear Mr. Rosenberg,
As Tabatha Akins, a Staff Accountant from your office and James Steffes of Alkermes discussed and agreed via telephone call on September 26, 2005, Alkermes requested, and Ms. Akins granted, an extension of time for us to file a response on the above referenced matter. We have committed to respond not later than Thursday October 20, 2005 versus the initial requirement for filing by Thursday, October 6, 2005.
We appreciate the extension that will allow us to research and formulate thorough responses to the SEC comments.

Sincerely,

/s/ James M. Frates
James M. Frates
Chief Financial Officer